06007400

AB 3/31/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BEST AVAILABLE COPY

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRESNER INVESTMENT SERVICES, INC,

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. CLARK STREET
(No. and Street)

CHICAGO (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID EDSEY, CONTROLLER (312)726-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSTROW REISIN BERK & ABRAMS, LTD.
(Name – *if individual, state last, first, middle name*)

455 N. CITYFRONT PLAZA
SUITE 2600 (Address) CHICAGO (City) IL (State) 60611 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VA 6/9/06

RECEIVED
MAR 01 2006
SEC MAIL PROCESSING

Oath or Affirmation

I, Steven M. Dresner, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature [signature]

Title President

Subscribed and sworn
to before me this
28th day of February 2006

Notary Public [signature]

OFFICIAL SEAL
DAVID EDSEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/15/08

This report contains (check all applicable boxes)

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in shareholder's equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or

found to have existed since the date of the previous audit.

☒ (o) Independent auditor's report on internal accounting control.

☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2005 AND 2004

DRESNER INVESTMENT SERVICES, INC.

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

Ostrow Reisin Berk & Abrams, Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Dresner Investment Services, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Ostrow Reisin Berk & Abrams, Ltd.

February 1, 2006

Allen M. Abrams
Nicola K. Chalik
Joel A. Herman
Brian R. Israel
Thomas M. Kosinski
Michael J. Kovacs
Jeffrey C. Newman
Joseph A. Odzer
Richard A. Reisin
Kalman K. Shiner
Laurence A. Sophian
Mark A. Thomson
Kenneth L. Tornheim
Frank L. Washelesky
Danielle M. Winkle
Alan M. Witt

Oath or Affirmation

I, ______________________, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

Subscribed and sworn
to before me this
__________ day of 2006

Notary Public

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in shareholder's equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

DRESNER INVESTMENT SERVICES, INC.

BALANCE SHEET

December 31,		2005		2004
ASSETS				
Current assets:				
Cash	$	**86,852**	$	194,528
Trade receivables, less allowance for doubtful accounts of $396,424 in 2005 and $80,074 in 2004		**462,849**		377,151
Due from affiliate				387,772
Prepaid expenses		**32,210**		9,945
Total current assets		**581,911**		969,396
Investments, at cost		**45,814**		38,164
Total assets	$	**627,725**	$	1,007,560
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current liabilities:				
Accrued expenses	$	**21,264**	$	18,714
Due to affiliate		**103,839**		
Total current liabilities		**125,103**		18,714
Shareholder's equity:				
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares, including paid-in capital		**7,615**		7,615
Retained earnings		**495,007**		981,231
Total shareholder's equity		**502,622**		988,846
Total liabilities and shareholder's equity	$	**627,725**	$	1,007,560

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

Years ended December 31,	2005	2004
Revenue, fee income (Note 3)	$ 2,180,585	$ 2,538,516
Operating expenses:		
Support services	943,475	612,748
Bad debts, net of recoveries	353,758	40,916
Wages and benefits	1,387,903	1,618,658
	2,685,136	2,272,322
Operating income (loss)	(504,551)	266,194
Financial income (expenses):		
Interest income	7,886	7,644
Interest expense	(7,480)	(2,795)
Loss on expiration of stock warrants	(1,650)	
Other income	16,378	
Total financial income, net	15,134	4,849
Income (loss) before income taxes	(489,417)	271,043
State income tax expense (credit)	(3,193)	2,574
Net income (loss)	$ (486,224)	$ 268,469

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common stock	Retained earnings
Balance at December 31, 2003	$ 7,615	$ 1,442,820
Net income		268,469
Distributions		(730,058)
Balance at December 31, 2004	**7,615**	**981,231**
Net loss		**(486,224)**
Balance at December 31, 2005	**$ 7,615**	**$ 495,007**

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Years ended December 31,	2005	2004
Operating activities:		
Net income (loss)	$ (486,224)	$ 268,469
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Loss on expiration of stock warrants	1,650	
(Increase) decrease in operating assets:		
Trade receivables	(85,698)	106,590
Due from affiliate	491,611	(339,030)
Prepaid expenses	(22,265)	(9,945)
Increase (decrease) in operating liabilities:		
Accrued expenses	2,550	(7,714)
Cash provided by (used in) operating activities	(98,376)	18,370
Investing activities:		
Purchase of investments	(9,300)	
Cash used in investing activities	(9,300)	
Financing activities:		
Distributions paid		(730,058)
Cash used in financing activities		(730,058)
Decrease in cash	(107,676)	(711,688)
Cash, beginning of year	194,528	906,216
Cash, end of year	$ 86,852	$ 194,528

See notes to financial statements.

1. Description of business

Dresner Investment Services, Inc. (the Company), incorporated in Illinois on April 12, 1993. The Company, which was admitted as a NASD member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight.

2. Summary of significant accounting policies

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The activity in the valuation allowance on trade receivables was as follows:

	2005	2004
Balance at the beginning of the year	$ 80,074	$ 39,158
Provision for losses	355,709	48,450
Charge-offs	(37,408)	
Recoveries	(1,951)	(7,534)
Balance at the end of the year	$ 396,424	$ 80,074

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Income taxes:

Dresner Investment Services, Inc. uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on their income, if any. Instead, the shareholders of the Company are liable for the federal income taxes on their respective shares of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

3. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed and success fees. Gross revenue includes all amounts billed to clients during the year and net recoveries on previously disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

4. Credit risk

The Company maintains it cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

5. Major customers

One customer accounted for approximately 16% of the Company's sales for the year ended December 31, 2005 and four customers accounted for approximately 60% of the Company's sales for the year ended December 31, 2004.

6. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined contribution retirement plan (401(k) plan) with a profit sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the company was $123,270 and $166,813 for the years ended December 31, 2005 and 2004, respectively.

7. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 1. Each entity is responsible for its agreed upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its share of expenses. The Company leases its office space under a non-cancelable lease which expires August, 2011 and subleases a portion of its unused office space to an unrelated party. The sublease expires in September 2006. For the years ended December 31, 2005 and 2004, rent expense, net of sub-lease revenue, for its operating lease was $120,085 and $107,575, respectively.

At December 31, 2005, the total remaining annual minimum rental payments, not including sublease revenue, tenant's proportional share of operating costs and real estate taxes, and reimbursement from other entities sharing occupancy, are as follows:

Year	Total payments
2006	$ 116,448
2007	120,096
2008	123,745
2009	127,393
Thereafter	208,725
	$ 696,407

At December 31, 2005, the total remaining annual minimum sublease rental payments are $10,800.

8. Related party transactions

Dresner Capital Resources, Inc. ("DCR"), one of the corporations which is wholly owned by the sole shareholder of the Company as described in Note 1, provides all of the administrative support services. DCR pays all of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company reimbursed DCR for substantially all of the expenses in 2005 and 2004. The nature of the business and contracts of agreement with clients can and does lead to minority ownership in client businesses by the Company and/or the Company's shareholder or affiliates.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2005	
Total shareholder's equity	$ 502,622
Add nonallowable liability to affiliate	103,839
Deductions and/or charges:	
Nonallowable assets:	
Investments	45,814
Other assets	495,059
Adjusted net capital	65,588
Minimum net capital requirement	5,000
Excess net capital	$ 60,588
Reconciliation with Company's computation of minimum capital requirements:	
Net capital, as reported in the Company's X-17A-5	$ 65,588
Adjusted net capital per above	$ 65,588

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5555

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com
Chicago . Joliet

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In planning and performing our audits of the financial statements of Dresner Investment Services, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Allen M. Abrams
Nicola K. Chalik
Joel A. Herman
Brian R. Israel
Thomas M. Kosinski
Michael J. Kovacs
Jeffrey C. Newman
Joseph A. Odzer
Richard A. Reisin
Kalman K. Shiner
Laurence A. Sophian
Mark A. Thomson
Kenneth L. Tornheim
Frank L. Washelesky
Danielle M. Winkle
Alan M. Witt

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control system would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objective.

This report is intended solely for the use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 1, 2006